
Interbrew

THE WORLD'S LOCAL BREWER

02 FEB -6 AM 8:45


02002968

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 1 February 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Enclosure: press release

dw 2/6

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80



THE WORLD'S LOCAL BREWER

PRESS RELEASE

Integration of Beck's and Diebels provides quantum leap for Interbrew's brand portfolio

Brussels, 1 February, 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce that its acquisition of Beck & Co has closed today. The integration of Beck & Co and Diebels into the Interbrew family is to be completed as soon as possible. It will create a strong platform in the German beer market and drive Interbrew's brand portfolio to superior growth.

Beck & Co, the fourth largest brewer in Germany, is a natural fit for Interbrew. Together with Diebels, it creates a solid platform in the German beer market. It further completes Interbrew's strategy of being a leading operator in the major beer markets around the world.

The Beck's brand provides a quantum leap for Interbrew's brand portfolio, which has been the fastest growing in the industry. Beck's is the most important German brand internationally, with a presence in more than 120 countries. The combination of Beck's and Stella Artois offers considerable complementarity and opportunities of scale within Interbrew's premium and speciality brands portfolio. Beck's provides clear growth and synergy opportunities in the import segment in the USA. In the Italian beer market, Beck's will create growth opportunities in combination with the Tennent's brand, which was retained by Interbrew after its successful completion of the Bass Brewers acquisition in the UK.

"With Beck's we have acquired a unique brand, one of the finest international premium brands." said Hugo Powell, CEO of Interbrew. "Beck's will drive our brand portfolio to outstanding performance and create superior shareholder value in combination with our range of strong premium and speciality brands."

As of today, Dieter Ammer, CEO of Beck & Co, is taking responsibility for Interbrew's operations in Germany, Italy and Spain, reporting to the Chief Operating Officer. He will also be responsible for consolidating four export organisations (former Bass Brewers, former Whitbread, Beck & Co and Interbrew) into one.



The integration of Beck & Co and Diebels into the Interbrew family will be prepared and implemented by 21 working groups. Focussing on different aspects of the business and the specific needs of the various markets, their work will be inspired by the identification of sources of synergies. The working groups will work against clear deadlines and deliverables and will be co-ordinated by a central integration task force. The working groups have representatives from Interbrew, Beck's and Diebels, thus bringing together and leveraging the available competencies and experience within the organisation.

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
External Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com



THE WORLD'S LOCAL BREWER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 4 February 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05



PRESS RELEASE

Interbrew set to grow UK business organically

Brussels, 4 February, 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce the closing of its sale of Carling Brewers to Adolph Coors Company following UK regulatory consent to the sale.

Interbrew will integrate the retained Bass Brewers businesses in Scotland and Ireland into its UK platform as soon as possible, while its Bass Ale and Tennent's brands join Stella Artois, Boddingtons and Hoegaarden in a comprehensive local brand offer to consumers. The integrated business, with an enhanced 16% share of the UK beer market provides Interbrew with a strong platform for further organic growth.

"The Bass Brewers assets and brands that we are retaining represent an exciting addition to our UK business." said Hugo Powell, CEO of Interbrew. "Integrating them with our Interbrew UK platform gives us the right combination of scale and brand portfolio to decisively grow our UK business".

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
External Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com